UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

JUNE 2, 2014

NXP Semiconductors N.V.

(Exact Name of the Registrant as Specified in its Charter)

The Netherlands	001 - 34841	Not applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

60 High Tech Campus, 5656 AG Eindhoven, The Netherlands	Not applicable
(Address of principal executive offices)	(Zip Code)

Eric-Paul Schat +31 40 27 28355
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1—Conflict Minerals Disclosure

Item 1.01—Conflict Minerals Disclosure and Report

NXP Semiconductors N.V. evaluated its current product lines and determined that many of the products it manufactures or contracts to manufacture contain gold, tin, tantalum and/or tungsten. NXP Semiconductors N.V. was not able to obtain adequate information from its supply chain to make a determination as to the source of all the conflict minerals that it uses. Therefore, NXP Semiconductors N.V. found its products to be DRC conflict undeterminable.

Item 1.02—Exhibit

A copy of the Conflict Minerals Report of NXP Semiconductors N.V. is provided as Exhibit 1.02 hereto and is publicly available at www.nxp.com under About NXP, Corporate Social Responsibility.

Section 2—Exhibits

Exhibit 1.02	- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NXP Semiconductors N.V.

/s/ P. Kelly	June 2, 2014
By: P. Kelly, Chief Financial Officer

Exhibit

Exhibit 1.02	Conflict Minerals Report